SECURITIES AND EXCHANGE COMMISSION

03012579

SO 3/5/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 3 2003

SEC FILE NUMBER
8- 46412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ASIA PACIFIC INVESTORS SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 ASPINALL AVENUE SUITE 101
(No. and Street)

HAGATNA	GUAM	96910-5156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melinda A. Sulit (671) 472-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALLORAN, JOHN A. P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 22635	G.M.F.	GUAM	96921
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL L. PEXA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASIA PACIFIC INVESTORS SERVICES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Geraldine A. Pinaula
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: January 9, 2005
130 Aspinall Ave., Ste. 1-B
Hagatna, Guam 96910

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report of Independent Public Accountant on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASIA PACIFIC INVESTORS SERVICES
(A Guam Corporation)

Report Pursuant to Rule 17a-5(d)
of the United States Securities and
Exchange Commission and Report of
Independent Certified Public Accountant

December 31, 2002 and 2001

CONTENTS

John A. Halloran, P.C.
Certified Public Accountant

P.O. Box 22635
GMF, Guam U.S.A. 96921

Telefax: (671) 637-4050

Report of Independent Certified Public Accountant

To the Stockholders and Board of Directors
of Asia Pacific Investors Services:

I have audited the accompanying statements of financial condition of Asia Pacific Investors Services (a Guam Corporation) as of December 31, 2002 and 2001, and the related statements of income (loss), changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards of the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Pacific Investors Services as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles of the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 21, 2003

John A. Halloran, P.C.

ASIA PACIFIC INVESTORS SERVICES
(A Guam Corporation)

Statements of Financial Condition

December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash	$ 40,149	581
Deposit with clearing organization	10,351	10,247
Short-term investments - trading securities	376	142
Receivable from brokers	62,806	78,820
Guam income tax receivable	-	1,066
Due from stockholders	3,590	3,590
Other receivables, net of allowance for doubtful accounts of $8,400, 2002 and 2001	1,654	1,654
Prepaid insurance	818	850
Furnitures, equipment and leasehold improvements, net of accumulated depreciation (Note 3)	27,085	37,796
Intangible assets, net of accumulated amortization of $17,603, 2002; $15,843, 2001	1,760	3,520
	$ 148,589	138,266
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	1,022	5,004
Commissions payable:		
Stockholders	30,028	38,718
Other brokers	7,309	7,829
Obligation under capital lease (Note 3)	10,927	14,454
Payroll taxes payable	-	1,197
Guam income tax payable (Note 4)	3,641	-
Deferred income tax (Note 4)	1,087	1,424
Total liabilities	54,014	68,626
Stockholders' equity:		
Common stock, $1 par value; 800,000 shares authorized; 160,000 shares subscribed and outstanding	160,000	160,000
Stock subscriptions receivable	(120,000)	(120,000)
Additional paid-in capital	2,000	2,000
Treasury stock	(14,000)	(14,000)
Retained earnings	66,575	41,640
Total stockholders' equity	94,575	69,640
Lease commitment (Note 5)		
	$ 148,589	138,266

The accompanying notes are an integral part of this statement.

ASIA PACIFIC INVESTORS SERVICES
(A Guam Corporation)

Statements of Income (Loss)

Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions	$ 553,601	592,456
Interest and investments income	17,124	9,299
Total revenues	570,725	601,755
Expenses:		
Commissions	338,025	348,859
Employee salaries, net of reimbursements	66,894	56,705
Rent and utilities, net (Note 5)	45,844	48,785
Other operating expenses	44,226	97,441
Clearing fees	24,010	35,104
Depreciation and amortization	16,662	17,445
Taxes and licenses, other than Guam income tax	5,759	5,590
Bad debts expense	-	729
Total expenses	541,420	610,658
Income (loss) before Guam income tax (credit)	29,305	(8,903)
Guam income tax (credit) (Note 4)	4,370	(1,228)
Net income (loss)	$ 24,935	(7,675)

The accompanying notes are an integral part of this statement.

ASIA PACIFIC INVESTORS SERVICES
(A Guam Corporation)

Statement of Changes in Stockholders' Equity

Years Ended December 31, 2002 and 2001

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance at December 31, 2000	28,000	$ 28,000	$ 2,720	$ 51,863	$ 82,583
Treasury stock purchase	(2,000)	(2,000)	(720)	(2,548)	(5,268)
Net loss for the year ended December 31, 2001	-	-	-	(7,675)	(7,675)
Balance at December 31, 2001	26,000	26,000	2,000	41,640	69,640
Net income for the year ended December 31, 2002	-	-	-	24,935	24,935
Balance at December 31, 2002	26,000	$ 26,000	$ 2,000	$ 66,575	$ 94,575

The accompanying notes are an integral part of this statement.

ASIA PACIFIC INVESTORS SERVICES
(A Guam Corporation)

Statements of Cash Flows

Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 24,935	(7,675)
Adjustments to reconcile net income (loss) to net cash provided in operating activities:		
Depreciation and amortization	16,662	17,445
Deferred income tax	(337)	(1,228)
Change in assets and liabilities:		
Deposit with clearing organization	(104)	883
Receivables	17,080	29,655
Prepaid insurance	32	874
Accounts payable	(3,982)	(7,805)
Commissions payable	(9,210)	(31,984)
Obligation under capital lease	(3,527)	14,454
Payroll taxes payable	(1,197)	1,197
Guam income tax payable	3,641	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	43,993	15,816
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furnitures, equipment and leasehold improvements	(4,191)	(20,270)
(Increase) decrease in short-term investments	(234)	4,851
Purchase of treasury stock	-	(5,268)
NET CASH USED IN INVESTING ACTIVITIES	(4,425)	(20,687)
CASH FLOWS FROM AND NET CASH USED IN FINANCING ACTIVITIES:		
Increase in due from stockholders	-	(200)
NET INCREASE (DECREASE) IN CASH	39,568	(5,071)
CASH AT BEGINNING OF PERIOD	581	5,652
CASH AT END OF PERIOD	$ 40,149	581
SUPPLEMENTARY INFORMATION:		
Interest paid	$ 1,365	1,721

The accompanying notes are an integral part of this statement.

ASIA PACIFIC INVESTORS SERVICES
(A Guam Corporation)

Notes to Financial Statements

December 31, 2002 and 2001

(1) Nature of Business

Asia Pacific Investors Services (APIS) was incorporated under the laws of the Territory of Guam on March 2, 1993 with the filing of its incorporation documents at the Government of Guam Department of Revenue and Taxation. The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in principally mutual funds and corporate stocks on both an agency and principal basis to its Guam located customers on a fully disclosed basis through other broker-dealers. The Company is exempt from the reserve requirement under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of reporting cash flows, cash includes cash on hand and cash due from banks and brokerage accounts.

ASIA PACIFIC INVESTORS SERVICES
(A Guam Corporation)

Notes to Financial Statements, Continued

Furnitures, Equipment and Leasehold Improvements

Furnitures, equipment and leasehold improvements are recorded at cost or estimated net book value at the date of transfer. Depreciation is provided on furnitures and equipment by the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the lives of the respective lease or the service lives of the improvements.

(3) Furnitures, Equipment and Leasehold Improvements

Furnitures, equipment and leasehold improvements at December 31, 2002 and 2001 consist of the following:

	2002	2001
Furnitures	$ 7,164	7,164
Equipment	88,639	84,448
Leasehold improvements	8,607	8,607
	104,410	100,219
Less: accumulated depreciation	77,325	62,423
	$ 27,085	37,796

Included in equipment is a xerox machine which has been recorded as a capital lease at a cost of $17,641. Terms of the lease agreement call for monthly payments of $408 until September, 2005. Interest is calculated at a borrowing rate of 12% as of the purchase date.

(4) Guam Income Tax

Guam income tax consists of the following components:

	2002	2001
Current	$ 3,641	-
Deferred payable (credit)	729	(1,228)
	$ 4,370	(1,228)

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. Differences relate primarily to depreciable assets (using accelerated depreciation methods for income tax purposes).

APIS's provision for Guam income tax does not differ significantly from applying the statutory income tax rate to income before income taxes.

(5) Lease Commitment

APIS leases its administrative office under a noncancelable operating lease which expires on June 30, 2004 at a monthly rate of $2,400. The building and related improvements from which APIS conducts its operations is owned by U.D.P. Corporation, a Guam corporation. Two-thirds of U.D.P. common stock is owned by APIS' two stockholders.

Rent expense before reimbursements for the years ended December 31, 2002 and 2001 was $31,200 and $33,600, respectively. Each APIS broker representative was required to reimburse the Company for office space and utilities at the rate of $155 per month. Broker reimbursements were discontinued after February, 2001 with the change in commission rates paid to them. Rental payments through the end of the lease term at June, 2004 are as follows: 2003, $28,800, and 2004, $14,400.

(6) Net Capital Requirement

APIS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, APIS had net capital of $59,660, which was $54,660 in excess of its required net capital of $5,000. The Company's net capital ratio was .91 to 1.

SUPPLEMENTARY INFORMATION

Schedule 1

ASIA PACIFIC INVESTORS SERVICES
(A Guam Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

NET CAPITAL:	
Total stockholders' equity qualified for net capital	$ 94,575
Deductions:	
Non-allowable assets:	
Receivables from non-customers	(5,244)
Prepaid insurance	(818)
Furnitures, equipment, and leasehold improvements	(27,085)
Intangible assets	(1,760)
Haircuts on securities from Part IIA	(8)
Net capital	$ 59,660
AGGREGATE INDEBTEDNESS:	
Total liabilities included in statement of financial condition	$ 54,014
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Net capital required	$ 5,000
Excess net capital at 1500%	$ 54,660
Excess net capital at 1000%	$ 54,259
Ratio: Aggregate indebtedness to net capital	.91:1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2002):	
Net capital, as reported in Company's Part IIA FOCUS report	$ 59,730
Audit adjustments, net	(70)
Net capital as shown above	$ 59,660

John A. Halloran, P.C.
Certified Public Accountant

P.O. Box 22635
GMF, Guam U.S.A. 96921

Telefax: (671) 637-4050

Report of Independent Certified Public Accountant on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholders and Board of Directors
of Asia Pacific Investors Services:

In planning and performing my audit of the financial statements of Asia Pacific Investors Services for the year ended December 31, 2002, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Asia Pacific Investors Services that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles of the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

John A. Halloran, P. C.
Certified Public Accountant

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses. Under standards established by the American Institute of Certified Public Accountants, a material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

In addition, my review indicated that Asia Pacific Investors Services was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph K(2)(ii) as of December 31, 2002, and no facts came to my attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) of the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 21, 2003

John A. Halloran, P.C.